Mail Stop 4561

July 12, 2006

Mr. Michael V. Mecca
President and Chief Executive Officer
BH/RE, LLC
3667 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re:** **BH/RE, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 0-50689**

Dear Mr. Mecca:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Steven Jacobs
Accounting Branch Chief